FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

November 7, 2025.

Item 3.News Release

The news releases (the “News Releases”, each a “News Release”) were issued on November 6, 2025 and November 7, 2025 and disseminated by Newsfile Corp.

Item 4.Summary of Material Change

On November 6, 2025, the Company announced its intention to offer and sell shares of its common stock in an underwritten public offering.

On November 7, 2025, the Company announced the pricing of an underwritten public offering of 2,485,000 shares of common stock, no par value, and at a public offering price of $7.00 per share. BioHarvest expects the gross proceeds from this offering to be approximately $17.4 million, before deducting the underwriting discount and other offering expenses. In connection with the offering, BioHarvest has granted the underwriters a 30-day option to purchase up to 372,750 additional shares of its common stock at the public offering price, less the underwriting discount. BioHarvest expects to close the offering, subject to the satisfaction of customary conditions, on or about November 10, 2025.

Craig-Hallum is acting as the sole managing underwriter for the offering.

BioHarvest expects to use the net proceeds of the offering for research and development, manufacturing, marketing, advancing the CDMO business unit, debt reduction or debt refinancing, capital expenditures, and general corporate purposes, including funding working capital.

The offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-289908), as amended, including a base prospectus, relating to the shares of common stock to be issued in the proposed offering was initially filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2025 and was declared effective on September 8, 2025. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

The Company is furnishing a 5.1 Opinion pursuant to Item 601(b)(5) of Regulation S-K under the Securities Act of 1933.

Item 5.Full Description of Material Change

A full description of the material change is set out in detail in the copies of the news releases filed under the Company’s Profile on sedarplus.ca.

•A copy of the underwriting agreement is attached hereto as Schedule “A”.

•A copy of the November 6, 2025 news release is attached hereto as Schedule “B”.

•A copy of the November 7, 2025 news release is attached hereto as Schedule “C”.

•A copy of the 5.1 Opinion is attached hereto as Schedule “D”.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

November 7, 2025.

SCHEDULE “A”

TO

MATERIAL CHANGE REPORT

Underwriting Agreement

(See attached)

SCHEDULE “B”

TO

MATERIAL CHANGE REPORT

News Release, dated November 6, 2025

(See attached)

SCHEDULE “C”

TO

MATERIAL CHANGE REPORT

News Release, dated November 7, 2025

(See attached)

SCHEDULE “D”

TO

MATERIAL CHANGE REPORT

5.1 Opinion

(See attached)